SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*

                                (Amendment No.  )

                          TESORO PETROLEUM CORPORATION
- - -----------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.16-2/3 per share
- - -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   000881609101
- - -----------------------------------------------------------------------------
                                 (CUSIP Number)

                              Philip J. Hempleman
                           Ardsley Advisory Partners
                              646 Steamboat Road
                              Greenwich, CT 06830
                                (203) 629-0661
- - -----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 4, 1996
- - -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box.     [X]

 Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)



                                  Page 1 of 13 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Ardsley Advisory Partners
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Connecticut
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        2,170,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        2,170,000
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            2,170,000
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            8.43%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       Page 2 of 13 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Ardsley Partners Fund II, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        190,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        190,000
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            190,000
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            0.74%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 3 of 13 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Ardsley Partners Fund I, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        185,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        185,000
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            185,000
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            0.72%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 13 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Ardsley Partners Institutional Fund, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        95,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        95,000
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            95,000
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            0.37%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 5 of 13 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Philip J. Hempleman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Connecticut
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        2,170,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        2,170,000
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            2,170,000
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            8.43%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT
                               Page 6 of 13 Pages

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to the shares of common stock, $0.16-2/3 par value (the "Shares"), of Tesoro Petroleum Corporation (the "Company"). Prior to this initial Schedule 13D (the "Schedule"), the ownership of the Shares subject to this Schedule was reported on Schedule 13G filed by Philip Hempleman and Ardsley Advisory Partners.

ITEM 2.   IDENTITY AND BACKGROUND.

(a) This Schedule is filed on behalf of (i) Ardsley Advisory Partners, a Connecticut general partnership ("Ardsley"), with respect to (x) Shares owned by Ardsley Partners Fund II, L.P., Ardsley Partners Fund I, L.P. and Ardsley Partners Institutional Fund, L.P. (each a "Partnership" and collectively the "Partnerships"; such Shares being the "Partnership Shares") and (y) Shares held in other discretionary accounts managed by Ardsley (the "Discretionary Shares") and (ii) Philip J. Hempleman who, by virtue of his position as managing partner of Ardsley and general partner of the Partnerships, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Discretionary Shares and the Partnership Shares and, therefore, Mr. Hempleman may be deemed to be the beneficial owner of such Shares. Ardsley Partners I, a partnership in which Mr. Hempleman is a managing partner, is the other general partner of each Partnership. The Partnerships, Ardsley and Mr. Hempleman may be referred to herein as the "Reporting Persons".

(b) The address of the principal place of business and principal office of each Reporting Person is 646 Steamboat Road,
Greenwich, CT 06830.

(c) The principal business of each Partnership is that of a private investment partnership, engaged in the purchase and sale of securities for investment for its own account. The principal business of Ardsley is that of a private investment firm and a registered investment adviser under the Investment Advisors Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts and the investment funds to which it is the investment advisor. The principal occupation of Mr. Hempleman is as managing partner of Ardsley and the Partnerships.

                                              Page 7 of 13 Pages

(d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hempleman is a United States citizen. Ardsley is a general partnership formed under the laws of the State of Connecticut. Each Partnership is a limited partnership formed under the laws of Delaware.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The net investment cost (including commissions, if any) of the Shares beneficially owned by Ardsley (exclusive of the Partnership Shares), Ardsley Partners Fund II, L.P., Ardsley Partners Fund I, L.P. and
Ardsley Partners Institutional Fund, L.P. is approximately $17,925,640.06, $1,823,341.30, $1,617,408.50 and $870,973.30, respectively.

      The Shares purchased by each of the Partnerships were purchased with the investment capital of the respective Partnership, and Discretionary Shares purchased by Ardsley were purchased with the investment capital of the respective discretionary accounts.

ITEM 4.   PURPOSE OF THE TRANSACTION.

      On April 4, 1996, Ardsley became a party to a Settlement and Standstill Agreement (the "Settlement Agreement"), dated April 4, 1996, among Kevin S. Flannery, Alan Kaufman ("Kaufman"), Robert S. Washburn, James H. Stone,
George F. Baker (each members of the "Committee"), Douglas Thompson,
Gale E. Galloway, Whelan Management Corp (together with the members of the Committee, the "Solicitation Parties"), Ardsley and the Company. Pursuant to the Settlement Agreement, (i) the parties thereto agreed to the dismissal of the lawsuit in the United States District Court for the Western District of Texas, San Antonio Division and (ii) the Solicitation Parties (which does not include Ardsley) agreed to terminate a consent solicitation which they began in December of 1995 to remove the existing members of the Company's Board of Directors and replace them with the Committee nominees. In addition, each of the Solicitation Parties severally agreed, among other things, that for a period beginning as of April 4, 1996 and ending on the earlier of the day after the Company's 1999 annual meeting or June 30, 1999 (the "Standstill Period") he or it shall not in any way, directly or indirectly, encourage (1) any attempt to take control of the Company, (2) any consent solicitation to remove any member of the Company's Board of Directors, (3) any solicitation of

                             Page 8 of 13 Pages
proxies to vote or become a participant in any election contest to remove any member of the Company's Board of Directors, (4) the nomination or election of any alternate director or slate of directors proposed from the floor at any meeting of the Company's stockholders or (5) any offers or indications of interest with respect to the acquisition or disposition of the Company or any of its business units.

The Company agreed, among other things, to expand its Board of Directors to include nine members. Pursuant to the Settlement Agreement, the three new members of the Company's Board of Directors will be (1) Kaufman (beginning on or before April 12, 1996), (2) an individual who is independent of each of the Company, the Solicitation Parties and Ardsley Advisory Partners (beginning no later than July 31, 1996) and (3) an employee of Ardsley Advisory Partners (beginning on or before April 12, 1996). Ardsley currently anticipates that its designee shall be Mr. Sanford B. Prater. Further, each of these persons will remain members of the Company's Board of Directors throughout the Standstill Period. In the event that Kaufman dies, resigns or is removed pursuant to the terms of the Settlement Agreement, he shall not be replaced.

     Ardsley agreed to vote all Shares owned by Ardsley or with respect to which it or its affiliates have voting discretion in favor of the entire slate of candidates proposed for election at Tesoro's annual meeting, provided it includes the individuals selected pursuant to the Settlement Agreement. Ardsley also agreed that the person designated by it shall not disclose, without the consent of Tesoro, any non-public information or trade secrets of Tesoro obtained in his capacity as a director of Tesoro to any unauthorized person (the "Confidentiality Agreement"). In the event that there is a breach of the Confidentiality Agreement, or if (a) the total common stock holdings of Ardsley shall at any time be reduced to 50 percent or less of the number of shares held as of April 4, 1996, or (b) Ardsley agrees to or takes action in support of a change in control of the Company, the person designated by Ardsley shall resign from the Board of Directors of the Company.

     The foregoing description of certain of the terms of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is incorporated herein as Exhibit 1 hereto.

      The purpose of the acquisition of the Shares by each of the Reporting Persons was, and remains, for investment. Each may make further purchases of Shares from time to time and may dispose of any or all of the Shares held by it or him at any time.

      Other than as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to any of such matters, but have no present intention of doing so.

                                         Page 9 of 13 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based on the number of outstanding Shares as of February 24, 1996, as reflected in the Schedule
14A of the Company filed with the Securities and Exchange Commission by the Company on March 4, 1996, equal to 25,733,241.

                  As of the close of business on April 11, 1996:

            (i) Mr. Hempleman owns directly no Shares. By reason of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"),
Mr. Hempleman may be deemed to own beneficially the 1,700,000 Discretionary Shares (constituting approximately 6.60% of the Shares outstanding), and the 470,000 Partnership Shares (constituting approximately 1.83% of the Shares outstanding and, together with the Discretionary Shares, 8.43%).

            (ii) Ardsley owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, Ardsley may be deemed to own beneficially 1,700,000 Discretionary Shares (constituting approximately 6.60% of the Shares outstanding), and the 470,000 Shares owned by the Funds (constituting approximately 1.83% of the Shares outstanding and, together with the Discretionary Shares, 8.43%).

            (iii) Ardsley Partners Fund II, L.P. owns beneficially 190,000 Shares, constituting approximately 0.74% of the Shares outstanding.

            (iv) Ardsley Partners Fund I, L.P. owns beneficially 185,000 Shares, constituting approximately 0.72% of the Shares outstanding.

            (iv) Ardsley Partners Institutional Fund, L.P. owns beneficially 95,000 Shares, constituting approximately 0.37% of the Shares outstanding.

            (b) Mr. Hempleman has the shared power to vote 2,170,000 Shares, the sole power to vote no Shares, the shared power to dispose of 2,170,000 Shares and the sole power to dispose of no Shares. Each Partnership has the power to vote and dispose of the Share owned by it, which power may be exercised by the general partner or investment manager of each such Partnership.

            (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Shares from the 60th day prior to April 11, 1996 until April 11, 1996 by Ardsley on behalf of discretionary accounts other than the Partnerships are set forth on Schedule A. All such transactions were effected through the New York Stock Exchange. During such period, none of the Partnerships entered into any transactions in the Shares.

                         Page 10 of 13 Pages

            (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               The information regarding the Settlement Agreement set forth in
Item 4 of this Schedule is incorporated herein by reference. In addition, each Partnership and Ardsley Offshore Fund, Ltd. entered into an option agreement with Whelan Management Corp. ("Whelan"). Each option agreement grants Whelan the option to purchase Shares at a strike price of $8.25 per Share, and each option expires on May 16, 1996. A form of the option agreements is incorporated herein and annexed hereto as Exhibit 2. Set forth below are the number of Shares with respect to each option agreement:

Ardsley Offshore Fund:
Number of Shares - 160,000

Ardsley Partners Fund I, L.P.:
Number of Shares - 90,000

Ardsley Partners Fund II, L.P.:
Number of Shares - 100,000

Ardsley Partners Institutional Fund, L.P.:
Number of Shares - 50,000


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1.     Exhibit 1 - Settlement Agreement
2.     Exhibit 2 - Form of option agreement
3.     Exhibit 3 - Joint Acquisition Statement


                            Page 11 of 13 Pages

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                                   April 11, 1996



                                    /s/ PHILIP J. HEMPLEMAN
                                    Philip J. Hempleman, as
                                    Managing Partner of
                                    Ardsley Advisory Partners

                                    /s/ PHILIP J. HEMPLEMAN
                                    Philip J. Hempleman, as
                                    General Partner of
                                    Ardsley Partners Fund II, L.P.

                                    /s/ PHILIP J. HEMPLEMAN
                                    Philip J. Hempleman, as
                                    General Partner of
                                    Ardsley Partners Fund I, L.P.

                                    /s/ PHILIP J. HEMPLEMAN
                                    Philip J. Hempleman, as
                                    General Partner of
                                    Ardsley Partners Institutional Fund, L.P.

                                    /s/ PHILIP J. HEMPLEMAN
                                    Philip J. Hempleman

                                Page 12 of 13 Pages

                                  Schedule A

Date of             Purchase(P)/      Number of            Price per
Transaction         Sale(S)           Shares               Share

2/5/96               S                35,000.00             8.625
2/7/96               S                15,000.00             8.500
2/7/96               S                10,000.00             8.500
3/11/96              S                80,000.00             8.125
3/12/96              S                40,000.00             8.125
3/12/96              S                50,000.00             8.125
3/12/96              S                23,500.00             8.125
3/13/96              S                 7,400.00             8.125
3/27/96              S                19,100.00             8.750
3/27/96              S                50,000.00             8.750
3/27/96              S                15,000.00             8.750
3/27/96              S                 3,000.00             8.750
3/27/96              S                 2,000.00             8.750
3/27/96              S                40,000.00             8.750

                             Page 13 of 13 Pages

                                                   EXHIBIT 1



                       SETTLEMENT AND STANDSTILL AGREEMENT
                       -----------------------------------

               This Agreement, dated as of April 4, 1996, is among Kevin S. Flannery, Alan Kaufman, Robert S. Washburn, James H. Stone, George F. Baker, Douglas Thompson, Gale E. Galloway, and Whelan Management Corp. (together, the "Solicitation Parties"), Ardsley Advisory Partners ("Ardsley"), and Tesoro Petroleum Corporation ("Tesoro").

               WHEREAS, on or about December 26, 1995, The Stockholders Committee for New Management of Tesoro Petroleum Corporation, comprised of Messrs. Flannery, Kaufman, Washburn, Stone and Baker (the "Committee), announced its intention to engage in a solicitation (the "Solicitation") of written consents for the purpose, inter alia, of removing the current members of the Board of Directors of Tesoro and replacing them with a new Board comprised of Messrs. Kaufman, Stone, Baker, Thompson and Galloway, and in connection therewith filed with the Securities and Exchange Commission ("SEC") Schedule 13D and preliminary Schedule 14A statements relating thereto; and

               WHEREAS, on or about December 26, 1995, the Committee commenced an action in the United States District Court for the Western District of Texas (C.A. No. SA-95-CA- 1298) (the "Pending Action") against Tesoro and its Chief Executive Officer Bruce A. Smith; and

               WHEREAS, on or about January 8, 1996, defendants in the Pending Action filed their answer to the amended complaint, and defendant Tesoro asserted various counterclaims against the Solicitation Parties and others relating, inter alia, to the Solicitation; and
          ----- ----
               WHEREAS, on or about March 1, 1996, the Committee filed a definitive Schedule 14A (the "Committee Schedule") with the SEC, and thereafter commenced the Solicitation pursuant thereto; and

               WHEREAS, the parties hereto have agreed to the terms of a proposed settlement that would result in the dismissal of the Pending Action and termination of the Solicitation substantially in accord with the terms set forth below;


               NOW, THEREFORE, in order to effectuate the settlement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

               1. The parties shall execute and file with the Court as soon as practicable a stipulation of dismissal without prejudice or costs to either side, encompassing all claims and counterclaims in the Pending Action. All discovery and other proceedings in the Pending Action shall be suspended in the interim.

               2. The Solicitation Parties hereby agree to terminate the Solicitation by, among other things, (a) promptly filing an amended Schedule 13D Statement announcing the termination of the Solicitation, (b) promptly issuing, or causing to be issued, with Tesoro a joint press release announcing the settlement and termination of the Solicitation, and (c) executing such other documents as may be necessary or appropriate to accomplish the settlement set forth herein. In addition, by executing this Agreement Kevin S. Flannery hereby revokes all notices to Tesoro of his intention to submit a slate of candidates at the Company's 1996 annual meeting.

               3. For a period beginning on the date hereof and ending on the earlier of the day after Tesoro's 1999 annual meeting or June 30, 1999 (the "Standstill Period"), each of the Solicitation Parties severally agrees on behalf of himself or itself and his or its affiliates, agents, representatives, or any person or entity controlled or under common control with any such member, that he or it shall not, directly or indirectly, (a) make, or in any way participate or assist in, or otherwise encourage any attempt to take control of Tesoro, without the approval of the Board, whether through the acquisition of shares of capital stock during a tender offer for the common stock of Tesoro, exercising voting rights with respect to shares of capital stock or otherwise, provided, however, that this provision shall not preclude any of the Solicitation Parties from tendering shares in response to a tender offer for Tesoro shares that is made without the participation, assistance or encouragement of any of the Solicitation Parties; (b) solicit any consent or participate or assist in any way or otherwise encourage any consent solicitation seeking, without the approval of the Board, to remove any member of the Tesoro Board of Directors and/or to elect one or more new directors or to take any other action which would have the effect of removing any member of the Tesoro Board of Directors; (c) commence, support (including without limitation by giving a proxy or voting) or otherwise encourage any "solicitation" of "proxies" to vote (as such terms are defined in Rule 14a-1 of the Securities Exchange Act of 1934) or become a "participant" in any "election contest" (as such terms are defined in Rule 14a-11 of the Securities Exchange Act of 1934) in connection with any annual or special meeting of stockholders seeking, without the approval of the Board, to remove any member of the Tesoro Board of Directors and/or to elect one or more new directors not nominated for election by the Tesoro Board of Directors; (d) nominate, support (including without limitation by giving a proxy or voting) or otherwise encourage the nomination or election of any alternate director or slate of directors proposed from the floor at any annual or special meeting of Tesoro stockholders; or (e) without the approval of the Board, solicit, support or otherwise encourage any offers or indications of interest with respect to the acquisition or disposition of Tesoro or any of its business units.

               4. Tesoro's Board of Directors shall be expanded to include nine members. Dr. Alan Kaufman shall be added to the Tesoro Board of Directors on or before April 12, 1996. Tesoro further agrees that Dr. Kaufman shall be nominated for election as part of the Board of Directors' recommended slate throughout the Standstill Period unless he dies, resigns or is removed pursuant to paragraph 9 below. Dr. Kaufman agrees to serve as a director, if elected by the requisite vote of shareholders, throughout the Standstill Period unless he dies, resigns or is removed pursuant to paragraph 9 below.

               5. Tesoro also agrees to add to its Board of Directors throughout the Standstill Period another independant director with no prior relationship or connection to Tesoro, Ardsley or any of the Solicitation Parties, who shall be selected by the Board of Directors in accordance with governance procedures that have been adopted by the Board. Tesoro agrees that the individual selected pursuant to this paragraph shall be proposed for election as soon as possible but in no event later than July 31, 1996. In the event that the independent director selected pursuant to this paragraph shall at any time during theStandstill Period die, resign or be removed from the Board of Directors (for any reason other than the failure to receive the requisite vote of shareholders), Tesoro agrees to replace such director with another independent director selected in accordance with the Company' By-laws and governance procedures then in effect.

               6. Tesoro also agrees to provide Ardsley during the Standstill Period with the right to designate one of its employees (who shall not include any of the Solicitation Parties or any affiliate, agent or representative of, or other person or entity controlled by or under common control with, any of the Solicitation Parties) as a nominee for election to Tesoro's Board of Directors, subject to a normal background check. Tesoro agrees that the person designated by Ardsley pursuant to this paragraph will be added to the Tesoro Board on or before April 12, 1996. Tesoro further agrees that the employee designated by Ardsley pursuant to this paragraph shall be nominated for election as part of the Board's recommended slate throughout the Standstill Period unless he dies, resigns or is removed pursuant to paragraph 10 below. If such employee dies or resigns, Ardsley shall be entitled to designate another employee to become a director, subject to a normal background check.

               7. Dr. Kaufman hereby agrees not to disclose without the consent of Tesoro any non-public information or trade secrets of Tesoro obtained in his capacity as a director of Tesoro to any unauthorized person including without limitation any of the Solicitation Parties, except as may be required by law.

               8. Ardsley hereby agrees that the person designated pursuant to paragraph 6 above shall not disclose without the consent of Tesoro any non-public information or trade secrets of Tesoro obtained in his capacity as a director of Tesoro to any unauthorized person including without limitation any of the Solicitation Parties, except as may be required by law.

               9. In the event of a breach of the provisions set forth in paragraphs 2, 3, 7, 12 or 13 of this Agreement by any of the Solicitation Parties, or in the event that the total common stock holdings of Dr. Kaufman shall at any time during the Standstill Period be reduced to less than 400,000 shares, or in the event that Dr. Kaufman shall, at any time during the Standstill Period, while he is a member of Tesoro's Board of Directors, announce his intention to vote or vote his shares of Tesoro common stock for any candidate other than the nominees for election to the Board of Directors of Tesoro proposed by a majority of Tesoro's

Board, Dr. Kaufman shall immediately tender his resignation and, at the option of Tesoro, be removed from the Tesoro Board. The death, resignation or removal pursuant to the terms of this Agreement of Dr. Alan Kaufman from the Tesoro Board shall not relieve any of the Solicitation Parties from their obligations hereunder, which shall continue and remain in effect until the conclusion of the Standstill Period.

               10. In the event of a breach of the provisions set forth in paragraph 8 above, or in the event that at any time during the Standstill Period
(a) the total common stock holdings of Ardsley shall at any time be reduced to 50 percent or less of the number of shares held as of the date hereof, or
(b) Ardsley agrees or takes any action to support a change in control of Tesoro or the election to the Tesoro Board of any person other than a Board nominee, the director designated by Ardsley pursuant to paragraph 6 above shall immediately tender his resignation and, at the option of Tesoro, be removed from the Tesoro Board. Ardsley agrees to vote all shares of common stock of Tesoro owned by Ardsley or with respect to which it or its affiliates have voting discretion in favor of the entire slate of candidates proposed for election at Tesoro's annual meeting, provided it includes the individuals selected pursuant to paragraphs 4 and 6 above. For purposes of this paragraph, Ardsley shall be deemed the owner as of the date hereof of all shares covered by the option granted to Whelan Management Corp. on November 18, 1995, unless the option is exercised, in whole or in part, by Whelan or any other of the Solicitation Parties, in which case Ardsley shall not be deemed the owner as of the date hereof of any shares acquired pursuant to the exercise of such option.

               11. In consideration of the above and in order to eliminate future legal fees and expenses associated with continued protracted litigation and the Solicitation, Tesoro agrees to pay the Solicitation Parties each of their reasonable out-of-pocket costs (including reasonable attorneys' fees) actually incurred in connection with the Pending Action and/or the Solicitation, up to a maximum of $700,000. Tesoro also agrees to pay Ardsley its reasonable out-of-pocket costs (including reasonable attorneys' fees) actually incurred in connection with the Pending Action, up to a maximum of $200,000. Tesoro hereby agrees to pay $500,000 to the Solicitation Parties and $140,000 to Ardsley upon execution of this Agreement and issuance of the joint press release required by paragraph 2 of this Agreement, with the balance to be paid within 15 days of receipt of the documentation required by the succeeding sentence. Tesoro shall have the right to examine all invoices and other documentation necessary to substantiate the amount and reasonableness of any fees and expenses incurred. In the event of any dispute regarding the amount of expenses to be reimbursed pursuant to this paragraph, the parties agree to submit the dispute to binding arbitration. The arbitrator shall be Dean John Feerick of Fordham Law School or, if he declines or is unable to serve, a mutually agreeable person of similar standing in the legal community. The decision of the arbitrator shall be rendered within 90 days from the date submitted to the arbitrator and the decision shall be final, conclusive and not subject to appeal. In any such arbitration, the prevailing party (i.e., the party to whom the arbitrator awards the largest portion of the amount in dispute) shall recover his or its reasonable attorneys' fees in connection therewith.

               12. Each of the Solicitation Parties, Ardsley and Tesoro severally agrees that during the Standstill Period neither he nor it nor any affiliate shall make any statement or take any action that is critical or disparaging of each other or the management or performance of Tesoro. Each of the Solicitation Parties and Ardsley further severally agrees that throughout the Standstill Period neither he nor it nor any of his or its affiliates will issue any press release, knowingly make any statements to the press or other news media, or make any critical or disparaging statement to any securities analyst or institutional investor regarding the management or performance of Tesoro.

               13. Each of the Solicitation Parties has delivered herewith a Revocation of Consent (the "Revocation"), revoking all consents previously executed by such member or his affiliates, agents, representatives, or any person or entity controlled by or under common control with such member, if any, and such member represents and warrants to such effect to Tesoro. Each of such members, on behalf of himself or itself and his or its affiliates, agents, representatives, and any person controlled by or under common control with him, agrees to the following:

               A. Except as contemplated by paragraph C of this Section 13, neither he nor it nor any of his or its affiliates, agents, representatives, or any person or entity controlled by or under common control with such member, will sign or deliver any consents relating to any of the matters (the "Matters") as to which consents are, were or are proposed to be solicited pursuant to the Committee Schedule.

               B. Neither he nor it nor any of his or its affiliates, agents, any person or entity controlled by or under common control with such member, will take any action to revoke the Revocation.

               C. Neither he nor it nor any of his or its affiliates, agents, representatives, or any person or entity controlled by or under common control with such member, will deliver to Tesoro any consents relating to any of the Matters, except the consent dated April 1, 1996, relating to 100 shares of common stock of Tesoro held in the name of Kevin S. Flannery, which consent is covered and revoked by the Revocation.

               D. He and it and his and its affiliates, agents, representatives, and any person or entity controlled by or under common control with such member, will immediately cease soliciting consents relating to the Matters, will not encourage, and, in response to any inquiry will specifically discourage, all other persons with respect to the delivery to Tesoro of consents relating to any of the Matters.

               14. The parties hereto agree that any breach of the this Agreement shall constitute irreparable harm and entitle any party to obtain immediate injunctive relief to enforce compliance with the terms hereof. The failure of any party to seek or obtain immediate relief shall not constitute a waiver of, and shall not relieve any party from, his or its obligations hereunder.

               15. In the event that Tesoro or the Board of Directors of Tesoro shall breach the provisions of paragraphs 4, 5, 6 or 12 of this Agreement, the Solicitation Parties shall be relieved of their obligations pursuant to paragraphs 3 and 12 of this Agreement for the balance of the Standstill Period. In the event any of the Solicitation Parties shall breach the provisions of paragraphs 2, 3, 7, 12 or 13, Tesoro shall be relieved of its obligations pursuant to paragraphs 4, 5 and 12 of this Agreement. In the event that Tesoro or the Board of Directors of Tesoro shall breach the provisions of paragraphs 6 or 12 of this Agreement, Ardsley shall be relieved of its obligations pursuant to paragraphs 10 and 12 of this Agreement for the balance of the Standstill Period. In the event that Ardsley shall breach the provisions of paragraphs 8, 10 or 12, Tesoro shall be relieved of its obligations pursuant to paragraphs 6 and 12 of this Agreement.

               16. Immediately following the end of the Standstill Period, provided that the parties shall have complied with the provisions of this Agreement in all material respects, the parties hereto shall exchange mutual general releases with respect to all claims or counterclaims which have or could have been asserted, or which arise out of any of the acts, transactions or events alleged, in the Pending Action (the "Released Claims"). Tesoro hereby covenants not to sue any or each of the Solicitation Parties or Ardsley during the Standstill Period with respect to any Released Claim provided that such Solicitation Party or Ardsley, as the case may be, complies with his or its respective obligations pursuant to paragraphs 2, 3, 7, 12 and 13 above. Each of the Solicitation Parties hereby covenants not to sue Tesoro during the Standstill Period with respect to any Released Claim provided that Tesoro complies with its obligations pursuant to paragraphs 4, 5, 6 and 12 above. Each of the parties hereto hereby agrees to toll the running of the applicable statutes of limitations with respect to the Released Claims until the conclusion of the Standstill Period. The provisions of this paragraph shall not operate as a bar to an action to enforce the terms of this Agreement.


               17. Except as otherwise provided herein, this Agreement shall remain in full force and effect throughout the Standstill Period, unless all of the parties hereto agree in writing to terminate this Agreement prior to the conclusion of the Standstill Period.

               18. No modification, amendment or waiver of the terms of this Agreement shall be enforceable against any party hereto absent a written agreement signed by Tesoro and such other party.

               19. If for any reason the settlement period for herein is not consummated, all negotiations and proceedings relating to the settlement shall be without prejudice to the rights of the parties hereto, who shall be restored to the status quo existing as of the date of this agreement.

               20. Neither this Agreement, nor the fact of its existence nor any of the terms hereof, nor any negotiations or proceedings relating thereto, shall be offered or received in evidence in the Pending Action or in any other action or proceeding, other than an action to enforce the terms hereof, nor shall they be deemed to constitute any evidence or admission of liability or wrongdoing on the part of any party to the Pending Action, all of which is expressly denied, it being understood that the parties have agreed to enter into this Agreement and the settlement contemplated hereunder solely to avoid the expense, distraction and inconvenience of further protracted litigation and other proceedings.

               21. This Agreement shall inure to the benefit of and is binding upon the parties and their respective officers, directors, employees, partners, heirs, executors, successors, representatives, agents and assigns.

               22. This Agreement shall be governed by the laws of the State of New York, exclusive of the law on conflicts of laws.

               23. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original. The executed signature pages from each actual or telecopied counterpart may be joined together and attached to such original and shall constitute one and the same instrument.



Whelan Management Corp.                            /s/ Kevin S. Flannery
                                                   --------------------------
                                                   Kevin S. Flannery


By: /s/ Kevin S. Flannery                          /s/ Alan Kaufman
   -------------------------------                 ---------------------------
   Title: President                                Alan Kaufman


Ardsley Advisory Partners                          /s/ Robert S. Washburn
                                                   ---------------------------
                                                   Robert S. Washburn


By: /s/ Sanford B. Prater                          /s/ James H. Stone
   -------------------------------                 ---------------------------
   Title: Partner                                  James H. Stone


Tesoro Petroleum Corp.                             /s/ George F. Baker
                                                   ---------------------------
                                                   George F. Baker


By: /s/ Bruce A. Smith                             /s/ Douglas Thompson
   -------------------------------                 ---------------------------
   Title: President and                            Douglas Thompson
     Chief Executive
        Officer
                                                   /s/ Gale E. Galloway
                                                   ---------------------------
                                                   Gale E. Galloway

                                 EXHIBIT 2


                              TRANSACTION

The purpose of this letter agreement (this "Confirmation") is to set forth the terms and conditions of the Option Transaction entered into between Ardsley Offshore Fund, Ltd. and Whelan Management Corp. on the Trade
Date specified below (the "Option").

The definitions and provisions contained in the 1991 ISDA Definitions
(as published by the International Swaps & Derivatives Association, Inc., ("ISDA")) (the "Definitions") are incorporated into this Confirmation. In the event of any inconsistency between the Definitions and provisions of this Confirmation, this Confirmation will govern.

Each party is hereby advised, and each such party acknowledges, that the other party has engaged in (or refrained from engaging in) substantial financial transactions and has taken other material actions in reliance upon the parties' entry into the Option to which this Confirmation relates on the terms and conditions set forth below.

This Confirmation will be governed by and construed in accordance with the laws of the State of New York, without reference to choice of law doctrine. The parties hereto irrevocably submit to the non-exclusive jurisdiction of the courts of the State of New York and the United States Court for the Southern District of New York in connection with all matters relating hereto, and waive any objection to the laying of venue in, and any claim of inconvenient forum with respect to, these courts.

The terms of the Option to which this Confirmation relates are as follows:

General Terms:
Effective Date:-November 16, 1995
Trade Date:-November 16, 1995
Option Style:-American
Option Type:-Call
Seller:-Ardsley Offshore Fund, Ltd.
Buyer:-Whelan Management Corp.
Underlying Stock:-Tesoro Petroleum Corporation Common Stock
Number of Shares:-_________
Number of Option units:-________
Strike Price:-USD $_____ per share
Premium:-USD $

Premium Payment Date:-November 22, 1995

Business Day:-Any day (i) on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in New York and (ii) which is a scheduled trading day on the New York Stock Exchange, the Chicago Board Options Exchange and the Chicago Mercantile Exchange, other than a day on which trading on any such exchange is scheduled to close prior to its regular weekday closing time.
Exchanges:-New York Stock Exchange, American Stock Exchange and NASDAQ. Calculation Agent:-A third party acceptable to Buyer and Seller, whose determinations and calculations shall be binding in the absence of manifest error.
Procedure for Exercise:-
Exercise Notice:-In order to exercise all or part of the Option, an Exercise Notice in the form set forth below as Appendix "A" shall be sent by facsimile transmission, telex, hand or overnight delivery to the Seller. The Seller will then sign, date and time the Exercise Notice and return it to the Buyer to confirm the Exercise.

Exercise Period:-Any Business Day up to and including the Expiration Date between 9:00 am and 4:15 pm local time in New York.

Expiration Date:-_____________ or, if that date is not a Business
Day, the first following day that is a Business Day.

Partial Exercise:-Allowed.  After the Exercise Period, any unexercised
Option Units will be deemed expired worthless and no longer subject to the terms of this Confirmation. If only a part of the Option is exercised, the Seller's confirmation(s) of the Exercise Notice will include a "Remaining Number of Shares". This quantity shall be considered to be the new Number of Shares for the Option until the next Partial Exercise or the Expiration Date, whichever comes first. Any confirmed Exercise Notice for partial exercises will become an addendum to the Confirmation to support changes to the Number of Shares.

Sellers' Telephone and Facsimile Number for the purpose of Giving Notice:- Telephone:_______; Facsimile____________:

Market Disruption Event:-The occurrence or existence on any Business Day during the one-half hour period that ends at the close of trading on the Exchange on any Business Day of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) on (i) the Exchange in the Underlying Stock or (ii) in options contracts on the Underlying Stock, if, in the determination of the Calculation Agent, such suspension or limitation is material. The Calculation Agent shall as soon as reasonably practicable under the circumstances notify the other party of the existence or occurrence of a Market Disruption Event for the purpose of addressing and or recomputing any necessary adjustments to the Underlying Stock.

Adjustments to The Option:

During the life of the option, if any adjustment is made by The Options
 Clearing Corporation or its successors ("OCC") in the terms of outstanding OCC-issued options ("OCC Options") on the Underlying
Stock, an equivalent adjustment shall be made in the terms of the Option. If any time during the life of the Option there shall be no outstanding OCC Options on the Underlying Stock, and an event shall occur for which an adjustment might otherwise be made under the By-Laws, Rules, and stated policies of OCC applicable to the adjustment of OCC Options (the "OCC Adjustment Rules"), then adjustment shall be made in the terms of the Option applying the principles set forth in the OCC Adjustment Rules. In addition to the foregoing sentence, adjustment shall also be made (by applying the principles set forth in the OCC Adjustment Rules) in the terms of the Option for any and all cash dividends, stock dividends, stock distributions and stock splits on the Underlying Stock, and distributions of property other than additional Underlying Stock during the life of the Option, regardless of the size or amount thereof and regardless of whether adjustment is made by OCC in respect thereof.

Settlement Terms:
Physical Delivery:	The share quantity of (Number of Option Units
Exercised * 100) will be delivered via the Depository Trust Co. to the custodian or custodians to be named by the Buyer.
Physical Delivery Date:	3 Business Days after Valuation Date.

Default:
If the Buyer fails to make, when due, any payment or delivery required to be made by it under this Confirmation or under any other transaction with the Seller within five Business Days (or such shorter grace period provided in such other transaction) of notice of such failure being given to the Buyer, the Seller may, by notice to the Buyer, terminate the Option evidenced by this Confirmation.

Counterparty Representation:
Counterparty hereby represents that it has entered into this contract in order to offset in whole or in part earnings it expects from assets it has acquired or anticipates acquiring or liabilities it has incurred or anticipates incurring.

Transfer:
This Transaction may be assigned or transferred by either party, the transferring party having given three (3) day's prior notice of such transfer or assignment.

Please confirm your acceptance and agreement with the foregoing by immediately executing the copy of this Confirmation enclosed for that purpose and returning it to

Yours sincerely,



By:       Ardsley Partners

By:
Name:  Kevin M. McCormack
Title:    Partner



Accepted and agreed as of the date first above written:

By:

By:
Name:
Title:

                                EXHIBIT 3

                        JOINT ACQUISITION STATEMENT
                        PURSUANT TO RULE 13D-1(F)1

The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


                                    /s/ PHILIP J. HEMPLEMAN
                                    Philip J. Hempleman, as
                                    Managing Partner of
                                    Ardsley Advisory Partners

                                    /s/ PHILIP J. HEMPLEMAN
                                    Philip J. Hempleman, as
                                    General Partner of
                                    Ardsley Partners Fund II, L.P.

                                    /s/ PHILIP J. HEMPLEMAN
                                    Philip J. Hempleman, as
                                    General Partner of
                                    Ardsley Partners Fund I, L.P.

                                    /s/ PHILIP J. HEMPLEMAN
                                    Philip J. Hempleman, as
                                    General Partner of
                                    Ardsley Partners Institutional Fund, L.P.

                                    /s/ PHILIP J. HEMPLEMAN
                                    Philip J. Hempleman

<END>